SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549




                                     FORM 11-K

               [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                                         OR

             [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934

                           COMMISSION FILE NUMBER 1-2755

                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994



                                  GTE SAVINGS PLAN


                                  GTE CORPORATION

                                 ONE STAMFORD FORUM

                            STAMFORD, CONNECTICUT  06904













                                 GTE SAVINGS PLAN

        FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND DECEMBER 31, 1993

                                   TOGETHER WITH

                                  AUDITORS' REPORT


                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To the Plan Administrator of the
  GTE Savings Plan:


       We have audited the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information of the GTE Savings Plan as of December 31, 1994 and 1993, and the related Statements of Changes in Net Assets Available for Plan Benefits with Fund Information for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the Statements of Net Assets Available for Plan Benefits and Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                                ARTHUR ANDERSEN LLP
  Stamford, Connecticut
  June 9, 1995

                                                       GTE SAVINGS PLAN
                      STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                       DECEMBER 31, 1994
                                                     (thousands of dollars)


                                               Investments                    Total                         Net
                                             in Master Trust   Receivables    Assets    Notes Payable     Assets
  FIDELITY FUNDS:

  Equity - Income Fund                           $ 130,795     $   405     $  131,200     $    -       $  131,200
  Overseas Fund                                    102,150         427        102,577          -          102,577
  U.S. Equity Index Collective Trust Fund           80,530         153         80,683          -           80,683
  Retirement Government Money Market Portfolio      53,344         326         53,670          -           53,670
  Magellan Fund                                    258,188       1,050        259,238          -          259,238
  Conservative Strategy Portfolio                  384,726         373        385,099          -          385,099
  Conservative Growth Strategy Portfolio           189,242         382        189,624          -          189,624
  Moderate Growth Strategy Portfolio               220,344         668        221,012          -          221,012
  Long-Term Growth Strategy Portfolio              172,881         683        173,564          -          173,564

  OTHER FUNDS:

  GTE Stock Portfolio                              814,456      10,723        825,179          -          825,179
  Loan Fund                                        117,529         -          117,529          -          117,529
  ESOP Shares Fund                                 724,649         -          724,649      649,378         75,271

      Total                                     $3,248,834     $15,190     $3,264,024     $649,378     $2,614,646






                                 The accompanying notes are an integral part of this financial statement.

                                                         GTE SAVINGS PLAN
                            STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                        DECEMBER 31, 1993
                                                      (thousands of dollars)

                                                Investments                   Total                        Net
                                             in Master Trust  Receivables    Assets    Notes Payable     Assets
  FIDELITY FUNDS:

  Equity - Income Fund                          $  127,705    $   390     $  128,095     $    -       $  128,095
  Overseas Fund                                     79,518        325         79,843          -           79,843
  U.S. Equity Index Collective Trust Fund           87,949          9         87,958          -           87,958
  Retirement Government Money Market Portfolio      37,040        369         37,409          -           37,409
  Magellan Fund                                    249,469      1,064        250,533          -          250,533
  Conservative Strategy Portfolio                  415,480        364        415,844          -          415,844
  Conservative Growth Strategy Portfolio           200,902        397        201,299          -          201,299
  Moderate Growth Strategy Portfolio               220,083        678        220,761          -          220,761
  Long-Term Growth Strategy Portfolio              155,501        585        156,086          -          156,086

  OTHER FUNDS:

  GTE Stock Portfolio                              962,527     16,258        978,785          -          978,785
  Loan Fund                                        118,424        -          118,424          -          118,424
  ESOP Shares Fund                                 850,243        -          850,243      668,875        181,368

      Total                                     $3,504,841    $20,439     $3,525,280     $668,875     $2,856,405






                                 The accompanying notes are an integral part of this financial statement.
                                                         GTE SAVINGS PLAN
                       STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               FOR THE YEAR ENDED DECEMBER 31, 1994
                                                      (thousands of dollars)

                                                                           Fidelity Funds
                                                                           U.S. Equity      Retirement
                                                  Equity-                     Index         Government
                                                  Income      Overseas      Collective      Money Market     Magellan
                                                   Fund         Fund        Trust Fund       Portfolio         Fund
  Interest and Dividends                        $ 12,740      $  1,742        $    -         $  1,802        $ 10,180

  Net Investment Gain (Loss) (Note 2)            (12,665)       (1,593)          1,119             -          (15,168)

  Contributions (Note 3):
    Employee                                      10,533        10,732           7,527          9,264          27,030
    Employer                                         -             -               -               -              -

  Transfers (To) From Other Plans (Note 6)          (612)          (70)            (22)           (97)           (104)

  Net Transfers Between Funds                      6,227        21,240          (5,894)        13,981           6,694

  Participant Loans:
    Repayments                                     2,260         2,388             970          3,680           5,880
    Withdrawals                                   (2,570)       (2,438)         (1,276)        (2,056)         (6,180)

  Interest Expense                                   -             -               -              -              -

  Withdrawals and Terminations                   (12,808)       (9,267)         (9,699)       (10,313)        (19,627)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR        3,105        22,734          (7,275)        16,261           8,705

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                128,095        79,843          87,958         37,409         250,533

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                     $131,200      $102,577        $ 80,683       $ 53,670        $259,238

                                     The accompanying notes are an integral part of this financial statement.
                                                    GTE SAVINGS PLAN
                    STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                            FOR THE YEAR ENDED DECEMBER 31, 1994
                                                 (thousands of dollars)

                                                                        Fidelity Funds
                                                                  Conservative    Moderate     Long-Term
                                                  Conservative       Growth        Growth        Growth         GTE
                                                    Strategy        Strategy      Strategy      Strategy       Stock
                                                   Portfolio       Portfolio     Portfolio     Portfolio     Portfolio
  Interest and Dividends                           $    -          $    -        $    -        $     -        $ 50,736

  Net Investment Gain (Loss) (Note 2)                20,962           8,232         7,119          5,645      (122,457)

  Contributions (Note 3):
    Employee                                         23,034          10,619        18,343         17,142        30,899
    Employer                                            -               -             -              -          19,711

  Transfers (To) From Other Plans (Note 6)             (951)           (623)           33            722        (4,924)

  Net Transfers Between Funds                        (6,033)         (7,972)       (7,404)         4,532       (24,437)

  Participant Loans:
    Repayments                                        2,615            2,345         3,996          3,250        23,348
    Withdrawals                                      (4,391)          (2,990)       (4,378)        (3,400)      (21,610)

  Interest Expense                                      -              -               -              -            -

  Withdrawals and Terminations                      (65,981)        (21,286)      (17,458)       (10,413)     (104,872)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR         (30,745)        (11,675)          251         17,478      (153,606)

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                   415,844         201,299       220,761        156,086       978,785

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                        $385,099        $189,624      $221,012       $173,564      $825,179

                                             The accompanying notes are an integral part of this financial statement.
                                                         GTE SAVINGS PLAN
                      STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                              FOR THE YEAR ENDED DECEMBER 31, 1994
                                                       (thousands of dollars)


                                                                        ESOP
                                                       Loan            Shares
                                                       Fund             Fund            Total
  Interest and Dividends                             $  6,883        $ 46,000         $ 130,083

  Net Investment Gain (Loss) (Note 2)                     -          (107,957)         (216,763)

  Contributions (Note 3):
    Employee                                              -               -             165,123
    Employer                                              -            37,849            57,560

  Transfers (To) From Other Plans (Note 6)                -              (395)            (7,043)

  Net Transfer Between Funds                              -              (934)              -

  Participant Loans:
    Repayments                                        (50,732)            -                 -
    Withdrawals                                        51,289             -                 -

  Interest Expense                                        -           (64,860)          (64,860)

  Withdrawals and Terminations                         (8,335)        (15,800)         (305,859)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR              (895)       (106,097)         (241,759)

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                     118,424         181,368         2,856,405

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                          $117,529        $ 75,271        $2,614,646


                                             The accompanying notes are an integral part of this financial statement.
                                                        GTE SAVINGS PLAN
                      STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                              FOR THE YEAR ENDED DECEMBER 31, 1993
                                                      (thousands of dollars)

                                                                           Fidelity Funds
                                                                           U.S. Equity      Retirement
                                                  Equity-                     Index         Government
                                                  Income     Overseas       Collective     Money Market     Magellan
                                                   Fund        Fund        Trust Fund       Portfolio         Fund
  Interest and Dividends                        $   3,912    $  1,190       $    -          $   874       $ 21,322

  Net Investment Gain (Note 2)                     10,919      11,353         15,747              3          8,274

  Contributions (Note 3):
    Employee                                       11,306       6,871          2,094         14,043         24,817
    Employer                                          -           -              -              -              -

  Transfers (To) From Other Plans (Note 6)         27,705        (172)           (38)        16,572         35,469

  Net Transfers Between Funds                      88,620      65,101         83,442         14,975        178,351

  Participant Loans:
    Repayments                                      1,920       1,173          1,066          4,448          4,152
    Withdrawals                                    (2,642)     (1,205)        (2,659)        (1,479)        (5,393)

  Interest Expense                                    -           -              -              -              -

  Withdrawals and Terminations                    (13,645)     (4,468)       (11,694)       (12,027)       (16,459)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR       128,095      79,843         87,958         37,409        250,533

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                     -           -              -              -              -

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                      $128,095     $79,843        $87,958        $37,409       $250,533

                                     The accompanying notes are an integral part of this financial statement.
                                                      GTE SAVINGS PLAN
                   STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                             FOR THE YEAR ENDED DECEMBER 31, 1993
                                                    (thousands of dollars)

                                                                        Fidelity Funds
                                                                  Conservative    Moderate     Long-Term
                                                  Conservative       Growth        Growth        Growth          GTE
                                                    Strategy        Strategy      Strategy      Strategy        Stock
                                                   Portfolio       Portfolio     Portfolio      Portfolio     Portfolio
  Interest and Dividends                           $    -          $    -          $    -      $   -         $ 43,042

  Net Investment Gain (Note 2)                       37,506           13,416         16,643       15,460       30,390

  Contributions (Note 3):
    Employee                                          1,113           13,992         21,461       16,233       23,301
    Employer                                            -               -               -            -         13,307

  Transfers (To) From Other Plans (Note 6)          103,149              (57)          (133)        (106)     171,883

  Net Transfers Between Funds                       365,765          203,288        201,737      134,588     (137,711)

  Participant Loans:
    Repayments                                        2,954            2,542          3,940        2,677       22,037
    Withdrawals                                     (10,083)          (3,174)        (4,199)      (2,912)     (35,191)

  Interest Expense                                      -               -              -            -           -

  Withdrawals and Terminations                      (84,560)         (28,708)       (18,688)      (9,854)    (144,652)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR         415,844          201,299        220,761      156,086      (13,594)

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                       -                -              -            -        992,379

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                        $415,844         $201,299       $220,761     $156,086     $978,785

                                             The accompanying notes are an integral part of this financial statement.
                                                         GTE SAVINGS PLAN
                      STATEMENT of CHANGES IN Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                               FOR THE YEAR ENDED DECEMBER 31, 1993
                                                      (thousands of dollars)

                                                                  ESOP
                                                     Loan        Shares       Equity       Bond        Income
                                                     Fund         Fund         Fund        Fund         Fund        Total
  Interest and Dividends                            $  6,474   $ 45,568     $    -      $     -       $    -      $  122,382

  Net Investment Gain (Note 2)                          -         8,859          -            -            -         168,570

  Contributions (Note 3):
    Employee                                            -           -            -            -            -         135,231
    Employer                                            -        35,268          -            -            -          48,575

  Transfers (To) From Other Plans (Note 6)              -           -            -            -            -         354,272

  Net Transfers Between Funds                           -        (2,379)    (321,720)      (34,889)    (839,168)         -

  Participant Loans:
    Repayments                                       (46,909)       -            -            -            -             -
    Withdrawals                                       68,937        -            -            -            -             -

  Interest Expense                                      -       (66,061)         -            -            -         (66,061)

  Withdrawals and Terminations                       (5,377)    (16,632)         -            -             -       (366,764)

  INCREASE (DECREASE) IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS DURING YEAR           23,125      4,623     (321,720)      (34,889)    (839,168)     396,205

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT BEGINNING OF YEAR                     95,299    176,745      321,720        34,889      839,168    2,460,200

  NET ASSETS AVAILABLE FOR PLAN
    BENEFITS AT END OF YEAR                         $118,424   $181,368     $    -         $   -       $    -     $2,856,405

                                             The accompanying notes are an integral part of this financial statement.

                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS




  (1)  Description of the Plan:


       The GTE Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is designed to provide eligible employees of GTE Corporation's ("GTE") participating affiliates ("Participating Affiliates") with a convenient way to save for both medium-term and long-term needs. The Plan is available to eligible employees of GTE and its subsidiaries as authorized by the Board of Directors of GTE.

       "Eligible Employee" means an employee of GTE or a Participating Affiliate, but does not include any of the following:

          a. an individual in a unit covered by a collective bargaining agreement between GTE or one or more Participating Affiliates and a collective bargaining agent (unless the collective bargaining agreement, by specific reference to the Plan, provides for coverage for such employees under the Plan);

          b. an individual paid by the hour unless GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to become a co-sponsor under the Plan for such employees;

          c. an active participant in any other tax-qualified retirement plan maintained by GTE or a Participating Affiliate that includes a cash or deferred arrangement qualified under Internal Revenue Code Section 401(k);

          d. a nonresident alien who does not receive compensation from GTE or a Participating Affiliate that constitutes earned income from sources within the United States;

          e. a "leased employee" within the meaning of the Internal Revenue Code Section 414(n);

          f. an individual whose basic compensation for services rendered on behalf of GTE or a Participating Affiliate is not paid directly by GTE or a Participating Affiliate; and

          g. an individual retained by GTE or a Participating Affiliate pursuant to a contract or agreement that specifies that the employee is not eligible to participate in the Plan.

       To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, "Eligible Employee" also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS - (Continued)


       An individual's active participation in the Plan shall terminate when the individual ceases to be an Eligible Employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

       Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

       Each participant directs their contributions to be invested in one of the current investment options: five Fidelity funds, one of four Fidelity strategy portfolios, in the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to investment choices on a daily basis. A description of the investment choices follows:

          a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

          b. Fidelity Overseas Fund - invests primarily in foreign securities whose principal activities are outside the U.S. and also invests in public and private bonds (both foreign and domestic) and bank deposits and money market instruments denominated in U.S. dollars or foreign currencies.

          c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the U.S. as represented by the Standard & Poor's 500 Composite Stock Price Index.

          d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities.

          e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of U.S. and foreign companies and also invests in high yield securities, options, and futures contracts related to securities in the portfolio.

          f. Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


          g. Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities, including investment contracts and bonds, with the remaining 25% invested in a portfolio of U.S. equities.

          h. Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of U.S. equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

          i. Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of U.S. equities (50%) and international equities (25%). The remaining 25% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

          j. GTE Stock Portfolio - invests principally in GTE common stock but may also invest a portion in short-term money market instruments.

        The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any investment options, and may add other funds as a current investment option.

        A loan feature is available to participants which permits borrowing up to 50% of a participant's vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants.

        Interest rates on loans are equal to the prime interest rate on the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, they are reinvested according to the participants' current investment choices. Short-term loan terms are from six months to five years; long-term loan terms for the purchase of a primary residence are from sixty-six months to twenty years.

        The Plan participates in a master trust along with other plans which own a percentage of the assets in the master trust. These percentages are based on a pro rata share of the master trust assets. The Plan owns 80% of the assets in the trust. Interest and dividends along with net investment gain or loss on the sale of securities are allocated to the plans on a daily basis based upon the Plans' participation in the various investment funds and portfolios that comprise the master trust. The net investment gain
  (loss), for the GTE Stock Fund and ESOP Shares Fund for 1994 and 1993 are as follows (in millions):

                                   GTE STock Fund            ESOP Shares Fund
                                   1994       1993           1994        1993
  Realized Gain (Loss)         $ (20.1)      $ 8.7         $  (2.2)      $0.7
  Unrealized Gain (Loss)        (102.4)       21.7          (105.8)       8.2
  Net Investment Gain (Loss)   $(122.5)      $30.4          $108.0       $8.9
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


        Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan (the "ESOP") notes payable (see Note 4). Expenses of administering the Plan, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the Plan Administrator.

        GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

  (2)   Accounting Policies:

        The financial statements have been prepared on the accrual basis of accounting. Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end as well as realized gains and losses on investments sold during the year. Net unrealized and net realized gains and losses are based on the changes in value of the investments since the beginning of the Plan year or the time of purchase if acquired during the Plan year.

        Reclassifications of prior year data have been made in the financial statements where appropriate to conform to the 1994 presentations.

  (3)   Contributions:

        The profit-sharing portion of the Plan is funded by contributions from participants up to a maximum of 16% of compensation and from Participating Affiliates in shares of GTE common stock equivalent in value of up to 50% of the initial 6% of the participants' contribution not withdrawn during the Plan year. The Participating Affiliates matching contribution is credited following the close of each calendar year to the accounts of participants who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After-Tax Contributions"). Each participant's Elective Contributions for the 1994 Plan year was limited to $9,240.

        The total amount of Elective Contributions, After-Tax Contributions and company matching contributions and certain forfeitures that may be allocated to a Plan participant for the 1994 Plan year was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $150,000.
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


        Effective January 1, 1995, GTE increased the company match to 75% of the initial 6% of the participant's contribution not withdrawn during the Plan year.

        In 1994 and 1993, a portion of the company matching contributions were made through the ESOP Shares Fund. Matching contributions are made in GTE shares and in general, participants cannot redirect these shares into other investment choices.

        Accrued Company contributions for the 1994 and 1993 Plan years were as follows:

            Description              Plan Year     Shares           Amount

                                                               (in thousands)

        Stock contribution            1994          293,822       $ 9,935
        Allocation of ESOP shares     1994        1,147,722        38,807
        Stock contribution            1993          467,456        15,309
        Allocation of ESOP shares     1993        1,169,079        38,287


  (4)   Employee Stock Ownership Plan:

        An ESOP was established within the Plan. In 1989 the ESOP borrowed $700 million to acquire, at market value, 24.6 million shares of GTE common stock which will be used to meet a portion of the estimated employer contributions to the Plan through 2005. GTE and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the GTE common stock held by the ESOP, are sufficient to repay the principal and interest on the loans which have 10 and 15-year terms. As the ESOP makes loan payments, a percentage of the GTE common stock held by the ESOP will be allocated to the participants' accounts.

        Debt service payments for 1994 and 1993 totaled $84 million and $81 million, respectively. This requirement was funded from $46 million and $46 million of dividends accumulated on the GTE stock held by the ESOP and by $38 and $35 million of cash contributions for the years 1994 and 1993, respectively. At December 31, 1994 and 1993, 17.8 million and 19.2 million shares of GTE common stock in the ESOP Shares Fund, respectively, were held as collateral for the ESOP loans.

        The borrowings of the ESOP are as follows:

                     Interest     Maturity
                       Rates        Date                1994           1993

                                                           (in thousands)

      Series A        9.48%       1995-1999           $140,878       $160,375
      Series B        9.73%       1999-2005            508,500        508,500
                                                      $649,378       $668,875
                                  GTE CORPORATION
                                  GTE SAVINGS PLAN

                     NOTES TO FINANCIAL STATEMENTS - (Continued)


        Maturities of the outstanding loans are as follows:

                                  Maturity
                                    Date                  Amount

                                                      (in thousands)

                                    1995                 $    -
                                    1996                   25,054
                                    1997                   31,306
                                    1998                   38,324
                                    1999                   46,194
                                 Thereafter               508,500
                                   Total                 $649,378


        The Plan has pledged the unallocated shares in the ESOP Shares Fund as collateral for the ESOP borrowings. GTE has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

  (5)   Tax Status:

        The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended (the "Code"), and consequently is exempt from Federal income tax. Management amended the Plan in 1995 to comply with the final rulings under the Tax Reform Act of 1986, as amended, and has filed for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan, as amended, qualifies under Sections 401(a), 401(k) and 501 of the Code will be received in due course.

  (6)   Plan Transfers:

        During 1994, net assets of plan participants totaling $12 million were transferred from the Plan to savings plans of Citizens Utilities Company as a result of the sale of certain non-strategic local-exchange telephone properties by GTE. Also during 1994, as a result of new GTE employees rolling over their Individual Retirement Accounts and non-GTE Savings Plans, approximately $5 million was transferred into the plan.

        During 1993, the Plan was amended to provide for participation by certain persons who, as of December 31, 1992, were participants in the Contel Retirement Savings Plan and the GTE Corporation Savings and Investment Plan. As a result, effective January 1, 1993, $368 million of net assets were transferred from the participant accounts of the Contel Retirement Savings Plan and the GTE Corporation Savings and Investment Plan into the Plan. Also during 1993, net assets of plan participants totaling $14 million were transferred to the newly established GTE Hourly Savings Plan.

                                                GTE SAVINGS PLAN
                                     SCHEDULE OF INVESTMENTS IN MASTER TRUST
                                             (thousands of dollars)


                                                           1994                   1993

  FIDELITY FUNDS:

  Equity - Income Fund                                 $  152,380             $  142,560
  Overseas Fund                                           117,757                 86,633
  U.S. Equity Index Collective Trust Fund                 112,306                131,013
  Retirement Government Money Market Portfolio             78,287                 45,128
  Magellan Fund                                           307,397                282,612
  Broad Market Duration Collective Trust                      779                  1,422
  Conservative Strategy Portfolio                         515,488                556,015
  Conservative Growth Strategy Portfolio                  221,646                228,880
  Moderate Growth Strategy Portfolio                      257,401                249,088
  Long-Term Growth Strategy Portfolio                     204,259                177,260

  OTHER FUNDS:

  GTE Stock Portfolio                                   1,196,697              1,410,604
  ESOP Shares Fund                                        724,649                850,243
  Loan Fund                                               176,034                173,313
  Income Portfolio                                          8,351                 25,852

      Total                                            $4,073,431             $4,360,623




                     The accompanying notes are an integral part of this schedule.
                                                      GTE SAVINGS PLAN
                                      Schedule of INVESTMENT INCOME IN MASTER TRUST
                                                  (thousands of dollars)



                                                        December 31, 1994               December 31, 1993
                                                   Dividends     Net Investment     Dividends   Net Investment
                                                  & Interest       Gain (Loss)     & Interest        Gain
  FIDELITY FUNDS:

  Equity - Income Fund                               $ 14,713       $ (14,699)       $  4,119      $ 11,122
  Overseas Fund                                         2,004          (2,019)          1,296        11,598
  U.S. Equity Index Collective Trust Fund                 -             1,704             -          21,397
  Retirement Government Money Market Portfolio          2,494             -               917             3
  Magellan Fund                                        11,984         (18,123)         23,172         7,337
  Broad Market Duration Collective Trust                  -               (16)            -             987
  Conservative Strategy Portfolio                         -            28,189             -          41,707
  Conservative Growth Strategy Portfolio                  -             9,554             -          14,289
  Moderate Growth Strategy Portfolio                      -             8,186             -          17,772
  Long-Term Growth Strategy Portfolio                     -             6,503             -          16,366

  OTHER FUNDS:

  GTE Stock Portfolio                                  74,534        (183,332)         61,959        40,045
  ESOP Shares Fund                                     46,000        (107,957)         45,568         8,859
  Loan Fund                                            10,046             -             9,187           -
  Income Portfolio                                        -               657             -          11,485

      Total                                          $161,775       $(271,353)       $146,218      $202,967


                                 The accompanying notes are an integral part of this schedule.

                                 GTE CORPORATION
                                 GTE SAVINGS PLAN
                         SAVINGS & INVESTMENT MASTER TRUST



                                 Notes to Schedules


  (1) The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

  (2) Funds invested in contracts with insurance companies represented 68% of the Conservative Strategy Portfolio consisting of 56 investment contracts held with 24 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit) discussed in note 3 below and Confederation Life Insurance and Annuity Company (Confederation) discussed in note 4 below, at December 31, 1994, were rated A- or better by Standard & Poor's as of December 31, 1994. The investment contracts, excluding Mutual Benefit and Confederation Life, bear interest rates ranging from 5.28% to 9.23% and have scheduled maturities from January 3, 1995 to May 25, 2001.

  (3) At December 31, 1994, the Income Portfolio had an investment contract with Mutual Benefit which represented approximately 7% of the Conservative Strategy Portfolio's investments and approximately 1% of the master trust investments. At December 31, 1994, this investment is carried at contract value of $34.9 million in the master trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE opted into the plan and will receive a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1993 and 1994, the contract was credited with interest at a rate of 3.5%. During 1995, interest will be credited at 3.55%. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract.

  (4) At December 31, 1994, the Income Portfolio had three investment contracts with Confederation, which represented approximately 3% of the Conservative Strategy Portfolio's investments and are less than 1% of the master trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions. As of December 31, 1994, the workout of the appropriation of assets had not been completed. At December 31, 1994, this investment is carried at contract value of $13.3 million in the master trust.



                                     SIGNATURES


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                          GTE SAVINGS PLAN
                                           (Name of Plan)



  Date     June 27, 1995                  By       Lawrence R. Whitman
                                                  (Lawrence R. Whitman)
                                             Vice President and Controller








                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


      As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
  Corporation's previously filed Registration Statement on Form S-8 (File No. 33-20178).






                                         ARTHUR ANDERSEN LLP


  Stamford, Connecticut,
  June 23, 1995